                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               Amendment No. 1

                           METRIKA SYSTEMS CORPORATION
                            (Name of Subject Company)

                              METRIKA ACQUISITION INC.
                                    (Offeror)

                         THERMO INSTRUMENT SYSTEMS INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 CUSIP 59159M 10 6
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Neil H. Aronson, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $18,837,684     Amount of Filing Fee(2): $3,768

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.


[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



           Amount Previously Paid:              $3,768
           Form or Registration No.:            Schedule TO
           Filing Party:                        Thermo Instrument Systems Inc.
           Date Filed:                          March 31, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]        third-party tender offer subject to Rule 14d-1.

      [ ]        issuer tender offer subject to Rule 13e-4.

      [X]        going-private transaction subject to Rule 13e-3.

      [X]        amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                          SCHEDULE 13D INFORMATION
-------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thermo Electron Corporation
    IRS No. 04-2209186
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                              (b) [x]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2 (d) OR 2 (e)                      [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
-------------------------------------------------------------------------------
NUMBER OF                                    7.  SOLE VOTING POWER
SHARES
BENEFICIALLY                                     5,846,700
OWNED BY                                  ------------------------------------
EACH
REPORTING                                    8.  SHARED VOTING POWER
PERSON WITH
                                                 0
                                          ------------------------------------
                                             9.  SOLE DISPOSITIVE POWER

                                                 5,846,700
                                          ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER

                                                 0
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,846,700
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                  [ ]
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        78.9%
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------



This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 31, 2000 (the "Schedule TO") relating to the offer by Metrika Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Metrika Systems Corporation, a Delaware corporation (the "Company"), at a purchase price of $9.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2000 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(2).

ITEMS 4,6,11 AND 13

     Items 4, 6, 11, and Items 6 and 7 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Certain Effects Of The Offer And The Merger -- General" as the second sentence of the paragraph:

           Upon completion of the Offer and the Merger, the Public Stockholders will no longer be able to benefit from a sale of the Company to a third party.


ITEMS 5 AND 6, AND ITEMS 5, 7, 8 AND 12 OF ITEM 13

         Items 5(b) and 6, and Items 5(c), 7, 8 and 12(e) of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Background To The Offer And The Merger" after the last sentence in the second paragraph on page 10:

        Thermo Electron's Board of Directors had concluded that such a combined entity would not adequately satisfy Thermo Electron's objectives of reducing the complexity and cost of Thermo Electron's corporate structure and increasing the liquidity in the public markets for the stock of Thermo Electron's publicly traded subsidiaries.

ITEMS 6 AND 13

     Item 6 and Item 7 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase at the end of the section headed "Special Factors--Background To The Offer And The Merger--The Thermo Electron Reorganization" on page 10:

            The reorganization and the Offer reflect a significant change in Thermo Electron's strategic plan, both in terms of Thermo Electron's business focus and operating structure:

            - Until Thermo Electron adopted the reorganization plan, Thermo Electron had historically operated in a diversified group of businesses, including the instruments business. If Thermo Electron completes all aspects of the reorganization, Thermo Electron will focus primarily on a variety of segments in the instruments business. Some of the businesses that Thermo Electron currently conducts through Thermo Instrument would be central to this new focus.

            - Thermo Electron has historically pursued a strategy of offering minority interests in certain of its subsidiaries to the public. Certain of these subsidiaries, in turn, pursued the same strategy. Thermo Electron's Board of Directors and management has reevaluated the benefits and detriments of this corporate structure and concluded that Thermo Electron would benefit if it reorganized its instrument businesses under a single parent company without minority interests.

            The Offer and the reorganization are part of this change in Thermo Electron's strategic plan. Thermo Electron is taking these actions at this time because of a determination by Thermo Electron's Board ofirectors and management that Thermo Electron was not achieving many of the business benefits that it sought from its prior strategy, Thermo Electron's evaluation of the capital market's reaction to its strategy and changes in its management.

     Item 7, and Item 5 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase at the end of the paragraph in the section headed "Source And Amount Of Funds" on page 45:

         Because Thermo Electron has committed to provide the necessary financing for the Merger, Thermo Instrument has no alternative financing arrangements.

ITEM 11.

Item 11 is hereby amended and supplemented to include the following information:

         Effective March 31, 2000, George N. Hatsopoulos retired from the Board of Directors of Thermo Electron and Thermo Instrument.

     Item 11(b) is hereby amended such that the section of the Offer to Purchase captioned "The Tender Offer -- Certain Conditions Of The Offer" is as follows in the last line on page 33 and the first two lines on page 34:

        Shares and may amend or terminate the Offer if (1) the Minimum Condition has not been satisfied on or before the Expiration Date or
        (2) at any time on or after March 31, 2000 and on or before the Expiration Date, any of the following events shall occur:

ITEM 12.

     Item 12 is hereby amended by adding the following:

        Exhibit 12(a)(12) Press Release issued by Thermo Electron on April 13, 2000

ITEM 13.



     Items 7 and 8 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Position Of Thermo Instrument And Thermo Electron As To Fairness Of The Offer And The Merger -- Certain Negative
Considerations" at the end of the first sentence on page 14:

            and its procedural fairness:

     Items 7 and 8 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors--Position Of Thermo Instrument And Thermo Electron As To Fairness Of The Offer And The Merger--Other Factors" at the end of the last sentence in the second paragraph on page 15:

         , which precluded the Board of Directors of the Company from "shopping" the Company. Consequently, the Board of Directors of Thermo Electron and the Instrument Special Committee considered but gave little weight to the determination not to "shop" the Company, in light of there being other methods of valuing the Company available to them, upon which a determination of the fairness of the Offer Price could be based, as discussed above in the section headed "Special Factors--Position Of Thermo Instrument And Thermo Electron As To Fairness Of The Offer
         And The Merger--Determinations of the Board of Directors of Thermo Electron and the Instrument Special Committee--Financial analysis".

     Items 7 and 8 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Position Of Thermo Instrument And Thermo
Electron As To The Fairness Of The Offer And The Merger -- Conclusions of the Board of Directors of Thermo Electron and the Instrument Special Committee" at the end of the first paragraph on page 15:

     Notwithstanding the considerations set out above in this section, headed "--Certain Negative Considerations", the Board of Directors of Thermo Electron and the Instrument Special Committee believe that the transaction is procedurally fair to the Public Stockholders.

     Items 8 and 9 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors--Summary Of The Advisors' Analysis And Opinion" immediately following the second full paragraph on page 16 of such section:

          The Advisors' Opinion is addressed only to the fairness of the Offer Price from a financial point of view to Thermo Electron and Thermo Instrument. The Advisors were not retained to, and were not expected to, render any opinion as to the fairness of the Offer Price to the Public Stockholders and the Opinion does not address the fairness of the Offer Price to the Public Stockholders. Accordingly, Public Stockholders should be aware that Thermo Electron, Thermo Instrument and the Advisors:

          - do not intend for the Advisors to have any liability to the Public Stockholders in connection with their Opinion as the Opinion does not address the fairness of the Offer Price to the Public Stockholders, and

          - are not authorizing the Public Stockholders to rely upon the Opinion in evaluating (i) whether the Offer Price is fair to the Public Stockholders or (ii) whether or not to tender their Shares.

          If a court were to determine that the Advisors could be held liable to the Public Stockholders on the basis of their Opinion under the federal securities laws or state law, notwithstanding the express language and scope of the Opinion, the terms of the Advisors' engagement and the intention of Thermo Electron, Thermo Instrument and the Advisors, Thermo Electron and Thermo Instrument would not be able to release the Advisors from such liability. In such circumstances, the Advisors may be entitled to be indemnified by Thermo Electron for any such liability. Any holding by a court that the Advisors are not liable to the Public Stockholders in connection with their Opinion would not have any effect on the responsibilities of Thermo Electron and Thermo Instrument under the federal securities laws.

         Items 7, 8 and 12(e) of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Position of Thermo Instrument And Thermo Electron As To Fairness Of The Offer And The Merger -- Determinations of the Board of Directors of Thermo Electron and the Instrument Special Committee" after the last sentence in the paragraph headed "Thermo Electron's and Thermo Instrument's determination to retain their majority ownership of the Company and not to seek a third party buyer for the Company" on page 14:

        In light of the current intention of Thermo Instrument and Thermo Electron to retain their majority holdings in the Company, the Board of Directors of Thermo Electron and the Instrument Special Committee believe that the Offer and the Merger benefit the Public Stockholders by providing immediate liquidity with respect to the Shares held by them.

        Items 7, 8 and 12(e) of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Position of Thermo Instrument And Thermo Electron As To Fairness Of The Offer And The Merger -- Determinations of the Board of Directors of Thermo Electron and the Instrument Special Committee" before the last sentence in the paragraph headed "Financial analysis" on page 13:

         The Board of Directors of Thermo Electron and the Instrument Special Committee placed less emphasis on the discounted cash flow analysis than the analyses based upon public trading multiples and comparable buyout transactions. The Board of Directors of Thermo Electron and the Instrument Special Committee noted that the estimated range of equity values for the Shares derived from the discounted cash flow analysis was heavily dependent on the projected turnaround in the Company's financial performance as reflected in the 2000 Projections (as defined below). In particular, the Board of Directors of Thermo Electron and the Instrument Special Committee noted that the 2000 Projections projected sales growth of 15.9% in fiscal year 2000 versus sales growth of 1.6% in fiscal year 1999, and that the Company's operating income margin was projected to increase to 11.6% in fiscal year 2000 from 7.0% (6.4% net of retructuring charge) in fiscal year 1999.

         Items 7, 8 and 12(e) of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Position of Thermo Instrument And Thermo Electron As To Fairness Of The Offer And The Merger -- Determinations of the Board of Directors of Thermo Electron and the Instrument Special Committee" in place of the existing second to last sentence in the paragraph headed "The Offer Price of $9.00 per Share" on page 13:

         Although the average closing price of the Shares in the one-month period prior to the announcement by Thermo Electron and Thermo Instrument of their intention to take the Company private was $7.52, the closing price of the Shares on the last trading day prior to the announcement was $9.625. Nevertheless, the Advisors' financial analysis and the determinations of the Board of Directors of Thermo Electron and the Instrument Special Committee were not solely based on the price of the Shares on any particular day as the Advisors and the Board of Directors of Thermo Electron and the Instrument Special Committee believe that the price of the Shares on any particular day may be influenced by a variety of factors. The Advisors' financial analysis and the considerations of the Board of Directors of Thermo Electron and the Instrument Special Committee took into account many factors, including the performance of the Shares over the past year, the average price of the Shares in the month preceding the announcement of the Offer and the Merger and various other financial analyses of the Advisors set out in the paragraph above headed "Financial analysis."

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          METRIKA ACQUISITION INC.

                                          BY: /s/ Earl R. Lewis
                                          --------------------------------------
                                               Name:    Earl R. Lewis
                                               Title: President

                                          THERMO INSTRUMENT SYSTEMS INC.

                                          BY: /s/ Earl R. Lewis
                                          --------------------------------------
                                               Name:    Earl R. Lewis
                                               Title: President and Chief
                                                      Executive Officer

                                          THERMO ELECTRON CORPORATION

                                          BY: /s/ Theo Melas-Kyriazi
                                          --------------------------------------
                                               Name:    Theo Melas-Kyriazi
                                               Title: Vice President and Chief
                                                         Financial Officer


Date: April 26, 2000

                                  EXHIBIT INDEX



EXHIBIT           DESCRIPTION

12(a)(1)*         Offer to Purchase dated March 31, 2000

12(a)(2)*         Letter of Transmittal

12(a)(3)*         Notice of Guaranteed Delivery

12(a)(4)*         Letter from the Dealer Managers to Brokers,
                  Dealers, Commercial Banks, Trust Companies and
                  Nominees

12(a)(5)*         Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Nominees

12(a)(6)*         Summary Advertisement as published on March 31, 2000

12(a)(7)*         Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9

12(a)(8)          Press Release issued by Thermo Instrument on January 31,
                  2000 (incorporated herein by reference to
                  Exhibit 99 to the Current Report on Form 8-K of
                  Thermo Instrument filed with the Commission on February 1,
                  2000)

12(a)(9)          Press Release issued by Thermo Electron on January
                  31, 2000 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of
                  Thermo Electron filed with the Commission on February 1, 2000)

12(a)(10)*        Press Release issued by Thermo Electron on March 6, 2000

12(a)(11)*        Press Release issued by Thermo Instrument on March 31, 2000

12(a)(12)         Press Release issued by Thermo Electron on April 13, 2000

12(b)*            Loan Agreement dated as of March 1, 2000 between
                  Thermo Electron and Thermo Instrument

12(c)*            Opinion of J.P. Morgan Securities Inc. and The
                  Beacon Group Capital Services, LLC dated January
                  29, 2000

12(d)             Not applicable

12(e)             Not applicable

12(f)             Summary of Appraisal Rights (Included in Exhibit
                  12(a)(1) in the section captioned "The Merger;
                  Appraisal Rights" and Schedule III to Exhibit 12(a)(1)
                  ("Section 262 Of The Delaware General Corporation
                  Law"))

12(g)*            Slide Presentation of Thermo Electron to Financial
                  Analysts




                  * Previously filed